news release

Statement By Zi Corporation

CALGARY, AB, August 11, 2003 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today issued a summary of the information it has concerning the Lancer Group and how many shares of the Company's stock are held by Lancer and its affiliated entities.

In early July of this year, a U.S. federal judge froze the assets of certain Lancer funds and appointed an attorney in the law firm of Hunton & Williams, LLP as receiver for Lancer Management Inc.

The Company's attorneys have been in contact with the Lancer receiver seeking clarification as to Lancer's holdings in Zi Corporation. According to the Company's attorneys, the receiver has expressed a willingness to provide information about the Lancer ownership position in Zi Corporation as soon as it can reliably be obtained by the receiver. As of August 8, 2003 the receiver said that they had been unable to verify the extent of the Lancer position in Zi.

Since the vast majority of the shares of Zi Corporation are held in investment dealer book entry form and not in registered form, the actual beneficial ownership position of a shareholder can only be provided by the individual beneficial owner of stock. According to transfer agent records of Zi's registered shareholders, the Lancer entities and their affiliates are registered owners of 245,000 shares of Zi stock; therefore, the accounting for the balance of the Lancer share ownership position in Zi Corporation must come from the receiver of Lancer.

Zi Corporation's Annual Report on Form 20F filed with the U.S. Securities and Exchange Commission for the year 2001, based on information provided by Lancer, disclosed that Lancer and its affiliated companies held or controlled directly or beneficially Zi Corporation stock totalling 3,675,100, which represented approximately 9.67 percent ownership in Zi.

In the course of preparing its Annual Report on Form 20F for the year 2002, Zi Corporation management observed what appeared to be a concentration of its shares held at a major brokerage firm. Zi Corporation management requested that its attorneys obtain an update from Lancer concerning the level of Lancer ownership in Zi Corporation, but despite several requests, did not receive a response.

Accordingly, the Company reported in its Form 20F for 2002, dated May 15, 2003, the information about Lancer's share ownership in Zi that was disclosed in its 2001 Form 20F and also disclosed in the 2002 Form 20F that it had been unable to obtain current information regarding Lancer's holdings and that its holdings may be greater or less than reported.

The Company will continue to seek information from the receiver of Lancer and will provide such information as soon as it is received.

Intelligent Interface Solutions

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap™ and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet™, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:

Allen & Caron Inc Jill Bertotti (investors) E-mail: jill@allencaron.com Phone: (949) 474-4300	Len Hall (Business/Financial media) E-mail:len@allencaron.com Phone: (949) 474-4300

Intelligent Interface Solutions